EXHIBIT 99.1

Trilogy International Partners Inc. Reports First Quarter 2019 Results

  Postpaid net customer additions in New Zealand grew significantly, with a 44% improvement over the first quarter of last year driven by reductions in churn.
  Subscriber revenues in New Zealand increased 4% over the first quarter of last year, on an organic basis, which excludes the impact of foreign exchange and new revenue standard adoption, driven by solid postpaid and wireline customer gains.
  New Zealand Adjusted EBITDA for the first quarter increased 28% year over year, on an organic basis, led by subscriber revenue growth as well as cost management.
  Increasing data consumption in Bolivia partially offsetting pricing pressure; competitive environment continues to weigh on subscriber acquisition and market pricing.
  LTE network coverage underpins continued growth in data usage across our consolidated networks: LTE sites in New Zealand and Bolivia now cover nearly 100% and 91% of our networks, respectively.

BELLEVUE, Wash., May 08, 2019 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (“TIP Inc.” or the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the first quarter of 2019.

“We are pleased with our start to 2019,” said Brad Horwitz, President and CEO. “Both operating markets met expectations for the first quarter. In New Zealand, we continue to have solid momentum in growing our customer base across the board, especially in postpaid and broadband, which increased 9% and 22% compared to Q1 2018. On an organic basis, our New Zealand subscriber revenue increased 4% while our Adjusted EBITDA increased 28% year-over-year.”

“During the first quarter in Bolivia, we completed the first tranche of our tower sale which added $64 million of cash to our balance sheet; welcomed a new CEO, and began work with an experienced consulting firm to optimize both the operating structure and revenue of our business. While changes like this take time, we feel good about the opportunities ahead.”

“Data consumption continues to increase dramatically in both of our markets as we leverage our LTE networks and the prevailing business cycles. As a result, our consolidated data usage per subscriber in the first quarter of 2019 grew 60% versus a year ago.”

Consolidated Financial Highlights

	Three Months Ended March 31,
(US dollars in millions unless otherwise noted, unaudited)(1)	2019	2018	% Chg

Total revenues	187.7	202.7	(7%)

Service revenues	135.1	148.9	(9%)

Net loss	(2.9)	(7.3)	60%

Adjusted EBITDA(2)	37.0	32.7	13%
Adjusted EBITDA margin(2)	27.4%	22.0%	n/m

n/m - not meaningful
Notes:
(1)On January 1, 2019, we adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)”. Financial information prior to our adoption date has not been adjusted. See “About this press release” below for further detail.
(2)These are Non-GAAP measures and do not have standardized meanings under generally accepted accounting principles in the United States ("GAAP"). Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

Strategic Highlights

Tower Sale and Lease Back Transaction

In February 2019, NuevaTel entered into an agreement to sell and leaseback approximately 600 network towers for expected cash proceeds of approximately $100 million. The initial closing for 400 towers was completed in February for cash consideration of $64.3 million. NuevaTel also expects its operating expenses to increase by approximately $8.0 million on an annual basis once all anticipated closings have occurred. For additional information, see Note 2 – Property and Equipment to the Company’s Condensed Consolidated Financial Statements.

Conference Call Information

Call Date: Thursday, May 9, 2019
Call Time: 10:30 a.m. (PT)

US Toll Free: 1-844-826-3035
Canada Toll Free: 1-855-669-9657
International Toll: 1-412-317-5144

Please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Online info (audio only): http://www.trilogy-international.com/events-and-presentations
Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:00 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

US Toll Free: 1-877-344-7529
Canada Toll Free: 1-855-669-9658
International Toll: 1-412-317-0088
Replay Access Code: 10129767

About Trilogy International Partners Inc.

TIP Inc. is the parent of Trilogy International Partners LLC (“Trilogy LLC”), a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand.

Trilogy LLC completed a transaction with Alignvest Acquisition Corporation (“AQX”) on February 7, 2017 (the “Arrangement”). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization. Trilogy LLC was considered the accounting acquirer and upon closing AQX was renamed Trilogy International Partners Inc. Accordingly, Trilogy LLC’s historical financial statements as of and for the periods ended prior to the acquisition became the historical financial statements of TIP Inc. prior to the date of the transaction.

Unless otherwise stated, the financial information provided here is for TIP Inc. as of March 31, 2019.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. Its common shares trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on such exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia.  Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker).  Segments and the nature of their businesses are as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand	Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through fiber network assets to support a range of voice, data, and networking for New Zealand consumers, businesses, and governments.

About this press release

This press release contains information about our business and performance for the three months ended March 31, 2019, as well as forward-looking information about our 2019 fiscal year and assumptions. See “About Forward-Looking Information” for more information. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this press release was prepared in accordance with GAAP. In our discussion, we also use certain Non-GAAP financial measures to evaluate our performance. See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

Certain amounts in the prior period have been reclassified relating to the amortization of imputed discount on Equipment Installment Plan (“EIP”) receivables. This recognition of imputed discount has been reclassified from Other, net to Non-subscriber international long distance and other revenues on our Condensed Consolidated Statements of Operations and Comprehensive Loss, to conform to the current year’s presentation. Additionally, certain amounts in the prior period Condensed Consolidated Balance Sheet have been reclassified to conform to the current presentation related to certain deferred tax liabilities and the tax paying components to which they apply.

In May 2014, the FASB issued an Accounting Standard Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and has since modified the standard with several ASUs (collectively, the “new revenue standard”). We adopted this new revenue standard on January 1, 2019, using the modified retrospective method. This method requires the cumulative effect of initially applying the standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies and Note 10 – Revenue from Contracts with Customers to the Condensed Consolidated Financial Statements for further information.

All dollar amounts are in United States dollars (“USD”) unless otherwise stated. In New Zealand, the Company generates revenues and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the NZD relative to the USD can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	March 31, 2019	December 31, 2018	% Change
End of period NZD to USD exchange rate	0.68	0.67	1%

	Three Months Ended March 31,
	2019	2018	% Change
Average NZD to USD exchange rate	0.68	0.73	(6%)

Amounts for subtotals, totals and percentage changes included in tables in this press release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in TIP Inc.’s Condensed Consolidated Financial Statements and related notes for the period ended March 31, 2019 are a result of rounding. Information is current as of May 8, 2019, and was approved by TIP Inc.’s Board of Directors. This press release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements, Management’s Discussion and Analysis for the year ended December 31, 2018, Annual Information Form for the year ended December 31, 2018, and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Consolidated Financial Results

	Three Months Ended March 31,
(US dollars in millions unless otherwise noted, unaudited)	2019	2018	% Chg

Revenues
New Zealand	132.7	142.1	(7%)
Bolivia	55.0	60.4	(9%)
Unallocated Corporate & Eliminations	0.1	0.2	(57%)
Total revenues	187.7	202.7	(7%)

Total service revenues	135.1	148.9	(9%)

Net loss	(2.9)	(7.3)	60%

Adjusted EBITDA
New Zealand	25.3	18.8	35%
Bolivia	14.2	17.0	(16%)
Unallocated Corporate & Eliminations	(2.5)	(3.1)	18%
Adjusted EBITDA(1)	37.0	32.7	13%
Adjusted EBITDA margin(1)	27.4%	22.0%	n/m

Cash provided by operating activities	3.3	7.0	(53%)

Capital expenditures(2)	19.3	17.4	11%
Capital intensity	14%	12%	n/m
n/m - not meaningful
Notes:
(1)These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Results of Our Business Segments

New Zealand

Financial Results

	Three Months Ended March 31,
(US dollars in millions unless otherwise noted, unaudited)	2019	2018	% Chg

Revenues
Wireless service revenues	64.7	70.1	(8%)
Wireline service revenues	16.6	15.2	9%
Non-subscriber ILD and other revenues	1.6	3.7	(56%)
Service revenue	82.9	89.0	(7%)
Equipment sales	49.8	53.0	(6%)
Total revenues	132.7	142.1	(7%)
Adjusted EBITDA	25.3	18.8	35%
Adjusted EBITDA margin(1)	30.6%	21.1%	n/m

Capital expenditures(2)	15.0	13.1	14%
Capital intensity	18%	15%	n/m

Subscriber Results

	Three Months Ended March 31,
(Thousands unless otherwise noted)	2019	2018	% Chg

Postpaid
Gross additions	20.3	23.5	(14%)
Net additions	7.4	5.1	44%
Total postpaid subscribers	437.5	401.2	9%
Prepaid
Net additions (losses)	11.5	(42.5)(3)	127%
Total prepaid subscribers	977.0	982.6	(1%)
Total wireless subscribers	1,414.5	1,383.7	2%

Wireline
Gross additions	9.7	7.0	40%
Net additions	5.3	3.2	69%
Total wireline subscribers	87.1	71.7	22%
Total Subscribers	1,501.6	1,455.4	3%

Monthly blended wireless ARPU ($, not rounded)	15.35	16.66	(8%)
Monthly postpaid wireless ARPU ($, not rounded)	31.88	36.32	(12%)
Monthly prepaid wireless ARPU ($, not rounded)	7.75	7.98	(3%)
Blended wireless churn(3)	2.6%	3.9%	n/m
Postpaid Churn	1.3%	1.8%	n/m
n/m - not meaningful
Notes:
(1)Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues.
(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.
(3)Includes approximately 48 thousand deactivations of prepaid wireless subscribers relating to the 2degrees’s planned shutdown of its 2G services in March 2018.

Revenues

Our New Zealand total revenues declined $9.4 million, or 7%, for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to the impact of a 6% decline in the foreign currency exchange. Equipment sales declined $3.3 million, or 6%, for the three months ended March 31, 2019, compared to the same period in 2018. This decrease is the result of the 6% decline in foreign currency exchange. Service revenues declined $6.1 million, or 7%, for the three months ended March 31, 2019, compared to the same period in 2018 due to the following:

  Postpaid revenues decreased by $1.9 million, or 4%. Excluding the impact of foreign currency, postpaid service revenues increased $0.8 million for the three months ended March 31, 2019, compared to the same period in 2018 driven by an increase in the subscriber base. Postpaid revenues were also reduced by $0.4 million in the first quarter of 2019 due to the adoption of the new revenue standard, along with a related non-recurring impact of approximately $1.0 million in the quarter;
  Prepaid revenues decreased by $1.4 million, or 6%. Excluding the impact of foreign currency exchange, prepaid revenues were comparable to the same period in 2018 and prepaid ARPU increased 4% over prior year, due primarily to increased adoption of higher value prepaid rate plans as well as a positive impact from the adoption of the new revenue standard; and
  Roamer (reported within wireless service revenues) and non-subscriber international long distance (“ILD”) revenues declined by $4.1 million, or 64% as a result of a decline in the volume of other operators’ subscribers’ traffic on our network and lower rates in an agreement with a certain operator for ILD. These declines were partially offset as:
  Wireline service revenues increased $1.4 million, or 9%. Excluding the impact of foreign currency exchange, wireline service revenues increased $2.3 million when compared to the same period in 2018. This increase was driven by growth in the wireline customer base.

Adjusted EBITDA

Our Adjusted EBITDA in New Zealand increased by $6.5 million, or 35%, compared to the first quarter of 2018. The increase in Adjusted EBITDA was primarily the result of a reduction in certain operating costs as follows:

  Cost of service declined $4.3 million, or 13%, primarily due to a decline in non-subscriber ILD costs associated with the decline in roamer and non-subscriber ILD revenues and a foreign currency benefit of $2.1 million;
  Sales and marketing declined $7.1 million, or 38%, primarily due to a decrease in commission costs of $3.5 million and a decrease in advertising and promotions cost of $3.0 million due to timing. Additionally, there was a foreign currency benefit of $1.2 million. The implementation of the new revenue standard accounted for $2.6 million of the decline in commissions cost; and
  General and administrative declined $0.5 million, or 3%. Excluding the impact of foreign currency, general and administrative costs increased $0.6 million.

Capital Expenditures

Capital expenditures increased $1.9 million, or 14%, compared to the same period in 2018. This increase was primarily due to the timing of capital expenditures.

Bolivia

Financial Results

	Three Months Ended March 31,
(US dollars in millions unless otherwise noted, unaudited)	2019	2018	% Chg

Revenues
Wireless service revenues	51.7	59.1	(13%)
Non-subscriber ILD and other revenues	0.4	0.5	(20%)
Service revenues	52.1	59.6	(13%)
Equipment sales	2.9	0.8	281%
Total revenues	55.0	60.4	(9%)

Adjusted EBITDA	14.2	17.0	(16%)
Adjusted EBITDA margin(1)	27.2%	28.4%	n/m

Capital expenditures(2)	4.3	4.2	2%
Capital intensity	8%	7%	n/m

Subscriber Results

	Three Months Ended March 31,
(Thousands unless otherwise noted)	2019	2018	% Chg

Postpaid
Gross additions	15.7	13.4	17%
Net (losses) additions	(4.0)	0.9	(542%)
Total postpaid subscribers	332.8	341.8	(3%)
Prepaid
Net (losses) additions	(13.6)	54.7	(125%)
Total prepaid subscribers	1,620.5	1,853.4	(13%)
Total Wireless Subscribers(3)	2,010.7	2,255.5	(11%)

Monthly blended wireless ARPU ($, not rounded)	8.53	8.84	(4%)
Monthly postpaid wireless ARPU ($, not rounded)	20.07	21.91	(8%)
Monthly prepaid wireless ARPU ($, not rounded)	5.81	6.04	(4%)
Blended wireless churn	6.4%	7.0%	n/m
Postpaid Churn	2.0%	1.9%	n/m
n/m - not meaningful
Notes:
(1)Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues.
(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.
(3)Includes public telephony and other wireless subscribers.

Revenues

Our Bolivia total revenues declined by $5.4 million, or 9%, for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to a service revenues decline of $7.5 million, or 13%. This decline was primarily the result of a decrease in prepaid revenues, coupled with a $1.4 million reduction in postpaid revenues due to the implementation of the new revenue standard.  LTE adoption increased to 40% as of March 31, 2019 from 21% as of March 31, 2018. Growth of LTE users continues to drive an overall increase in data consumption, which partially offset the continued pricing pressure in the market. This decline in service revenues was partially offset by a $2.1 million increase in equipment sales, of which $1.3 million was due to the implementation of the new revenue standard.

Adjusted EBITDA

Adjusted EBITDA in Bolivia declined $2.8 million, or 16%, for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to the decrease in service revenues partially offset by lower operating expenses largely due to the following:

  Cost of service decreased $0.7 million, or 3%, primarily due to a decrease in interconnection costs as a result of lower voice and SMS traffic terminating outside of NuevaTel’s network;
  Cost of equipment sales decreased $0.9 million, or 24%, mainly due to a decrease in the number of handsets sold;
  Sales and marketing decreased $0.9 million, or 10%, primarily due to the implementation of the new revenue standard during the first quarter of 2019, which resulted in a decline of $1.6 million in sales and marketing expenses. This decrease was partially offset by an increase in customer retention and advertising and promotion expenses; and
  General and administrative increased $4.1 million, or 47%, primarily due to $4.3 million in costs incurred in connection with the initial closing of the agreement to sell and leaseback approximately 600 network towers, which are classified as other non-recurring expenses and added back to Adjusted EBITDA.

Capital Expenditures

Capital expenditures increased by $0.1 million for the three months ended March 31, 2019, compared to the same period in 2018, mainly due to timing.

Review of Consolidated Performance

	Three Months Ended March 31,
(US dollars in millions except per unit data, unaudited)	2019	2018	% Chg

Consolidated adjusted EBITDA (1)	37.0	32.7	13%
Consolidated adjusted EBITDA Margin(1)	27.4%	22.0%	n/m

(Deduct) add:
Finance costs(2)	(11.8)	(11.1)	(6%)
Change in fair value of warrant liability	(0.4)	2.3	(118%)
Depreciation, amortization and accretion	(26.7)	(27.9)	4%
Income tax expense	(1.7)	(1.8)	9%
Other(3)	0.6	(1.5)	143%
Net loss	(2.9)	(7.3)	60%
n/m - not meaningful
Notes:
(1)These are non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation to most directly comparable GAAP measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2)Finance costs includes Interest Expense. For a description of these costs, see "Finance Costs" below.
(3)Other includes the following: Equity-based compensation, Gain on disposal assets and sale-leaseback transaction, Transaction and other nonrecurring costs and Other, net.

Earnings per share

	Three Months Ended March 31,
(US dollars in millions except per unit data, unaudited)	2019	2018

Net loss attributable to Trilogy International
Partners Inc.	($4.0)	($4.5)

Weighted Average Common Shares Outstanding:
Basic	56,356,762	52,270,844
Diluted	56,356,762	81,852,741

Loss Per Share:
Basic	($0.07)	($0.09)
Diluted	($0.07)	($0.09)

Finance costs

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2019	2018	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	3.2	2.7	18%
Bolivia	0.3	0.3	7%
Corporate	8.3	8.1	2%
Total Interest on borrowings	11.8	11.1	6%
Total finance costs	11.8	11.1	6%

Interest expense

Interest expense increased by $0.6 million for the three months ended March 31, 2019 compared to the same period in 2018, primarily due to an increase interest expense on indebtedness incurred in New Zealand. This increase resulted from individually insignificant items.

Debt modification and extinguishment costs

TIP Inc. did not incur any debt modification costs during the three months ended March 31, 2019 and 2018.

Change in fair value of warrant liability

As of February 7, 2017, in connection with the completion of the Arrangement, TIP Inc.’s issued and outstanding warrants were classified as a liability, as the warrants are written options that are not indexed to Common Shares. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Condensed Consolidated Statement of Operations. The non-cash loss from the change in fair value of the warrant liability increased by $2.7 million for the three months ended March 31, 2019, due to changes in the trading price of the warrants.

Depreciation, amortization and accretion

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2019	2018	% Chg

New Zealand	15.3	16.5	(7%)
Bolivia	11.3	11.3	(1%)
Corporate	0.2	0.1	45%
Total depreciation, amortization and accretion	26.7	27.9	(4%)

Depreciation, amortization and accretion decreased $1.2 million for the three months ended March 31, 2019 compared to the same period in 2018, primarily due to the impact of foreign currency exchange.

Income tax expense

Income tax expense decreased by $0.2 million for the three months ended March 31, 2019 compared to the same period in 2018. This decrease resulted from individually insignificant items.

Other

Other income increased by $2.1 million for the three months ended March 31, 2019 compared to the same period in 2018, primarily due to gain associated with the tower sale-leaseback transaction partially offset by costs resulting from the transaction.

Managing our Liquidity and Financial Resources

As of March 31, 2019, the Company had approximately $99.9 million in cash and cash equivalents of which $2.3 million was held by 2degrees, $86.6 million was held by NuevaTel (which includes $64.3 million of cash proceeds from the initial closing of the tower sale-leaseback transaction and which is subject to certain reinvestment requirements), and $11.0 million was held at headquarters and others. The Company also had approximately $2.0 million in short-term investments at corporate headquarters and $8.3 million of available capacity on the line of credit facility in New Zealand as of March 31, 2019. Cash and cash equivalents increased $56.0 million since December 31, 2018, primarily due to the $64.3 million cash consideration from the initial closing for 400 towers in Bolivia completed in February 2019. Of the $64.3 million cash consideration, $49.9 million was considered investing activity and the remaining considered financing activity. For additional information, see Note 2 – Property and Equipment to the Company’s Condensed Consolidated Financial Statements. For the three months ended March 31, 2019, cash was primarily used for the purchase of property and equipment.

In November 2019, the license for 30 MHz of NuevaTel’s 1900 MHz spectrum holdings will expire. NuevaTel expects to renew the license and estimates that a payment of approximately $25 million will be due in the fourth quarter of 2019 prior to the expiration. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases and from reinvestment of a portion of the proceeds of the sale and leaseback of NuevaTel’s towers completed in February 2019.

Operating, investing and financing activities

	Three Months Ended March 31,
(US dollars in millions)	2019	2018	% Chg

Net cash provided by (used in):
Operating activities	3.3	7.0	(53%)
Investing Activities	31.0	(1.0)	n/m
Financing Activities	21.6	2.1	933%
Net increase in cash and cash equivalents	55.9	8.1	587%

Operating activities

Cash flow provided by operating activities decreased by $3.8 million for the three months ended March 31, 2019, compared to the same period in 2018. This change was mainly due to changes in certain working capital accounts, including cash used to purchase current assets due to timing of payments.

Investing activities

Cash flow provided by investing activities increased by $31.9 million for the three months ended March 31, 2019, compared to the same period in 2018, primarily due to $49.9 million in cash proceeds received in the first quarter of 2019 from the initial closing of the NuevaTel tower sale-leaseback transaction. For additional information, see Note 2 – Property and Equipment to the Company’s Condensed Consolidated Financial Statements. This inflow was partially offset by a decrease in the maturities and sales of short-term investments for the three months ended March 31, 2019, compared to same period in 2018.

Financing activities

Cash flow provided by financing activities increased by $19.5 million for the three months ended March 31, 2019, compared to the same period in 2018. This change is primarily due to proceeds of $14.5 million from the NuevaTel tower transaction financing obligation and a $4 million increase in cash proceeds from a bank loan to NuevaTel during the three months ended March 31, 2019. For additional information regarding the financing obligation, see Note 2 – Property and Equipment to the Company’s Condensed Consolidated Financial Statements.

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with GAAP with several customer-focused performance metrics and non-GAAP financial measures which are utilized by our management to evaluate our performance.  Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Net loss (the most directly comparable GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); gain on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses.  Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under GAAP and should not be considered in isolation or as a substitute for Net loss, the most directly comparable GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Adjusted EBITDA and EBITDA Margin

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2019	2018	% Chg

Net loss	(2.9)	(7.3)	60%

Add:
Interest expense	11.8	11.1	6%
Depreciation, amortization and accretion	26.7	27.9	(4%)
Income tax expense	1.7	1.8	(9%)
Change in fair value of warrant liability	0.4	(2.3)	118%
Other, net	1.2	(1.0)	218%
Equity-based compensation	0.8	1.7	(49%)
Gain on disposal of assets and sale-leaseback transaction	(7.4)	(0.1)	n/m
Transaction and other nonrecurring costs(1)	4.7	0.9	415%
Consolidated Adjusted EBITDA	37.0	32.7	13%
Consolidated Adjusted EBITDA Margin	27.4%	22.0%	n/m
n/m - not meaningful
Notes:
(1)2018 includes costs related to the implementation of the new revenue recognition standard of approximately $0.5 million for the three months ended March 31, 2018 among other nonrecurring costs. 2019 period includes costs related to Bolivia tower sale-leaseback transaction and other nonrecurring costs.

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income (loss) from quarter to quarter can result from events that are unique or that occur irregularly, such as losses or gains on the refinance of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, impairment of assets, and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with GAAP.

(US dollars in millions unless otherwise noted, unaudited)	2019	2018				2017
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Service revenues	135.1	139.0	141.0	147.6	148.9	143.5	153.0	151.4
Equipment sales	52.6	68.0	49.4	50.5	53.8	58.9	38.8	42.1
Total revenues	187.7	207.0	190.4	198.1	202.7	202.5	191.8	193.5
Operating expenses	(175.6)	(198.9)	(184.2)	(193.1)	(200.4)	(198.8)	(184.1)	(182.3)
Operating income	12.1	8.0	6.3	5.0	2.3	3.7	7.7	11.2
Interest expense	(11.8)	(12.2)	(11.1)	(11.5)	(11.1)	(11.1)	(11.2)	(18.5)
Change in fair value of warrant liability	(0.4)	0.3	0.9	2.8	2.3	5.6	-	3.5
Debt modification and extinguishment costs	-	-	(4.2)	-	-	-	-	(6.7)
Other, net	(1.2)	(0.3)	(4.9)	(0.5)	1.0	0.5	0.5	1.6
Loss before income taxes	(1.2)	(4.3)	(13.0)	(4.1)	(5.5)	(1.3)	(3.0)	(8.9)
Income tax expense	(1.7)	0.0	(0.9)	(2.2)	(1.8)	(1.0)	(2.6)	(1.8)
Net loss	(2.9)	(4.2)	(13.9)	(6.3)	(7.3)	(2.4)	(5.6)	(10.8)
Net (income) loss attributable to noncontrolling interests	(1.1)	0.3	5.5	2.9	2.8	2.6	1.4	5.2
Net (loss) income attributable to TIP Inc.	(4.0)	(3.9)	(8.4)	(3.4)	(4.5)	0.3	(4.1)	(5.5)
Net (loss) income attributable to TIP Inc.
per share:
Basic	(0.07)	(0.07)	(0.15)	(0.06)	(0.09)	0.01	(0.10)	(0.13)
Diluted	(0.07)	(0.07)	(0.15)	(0.07)	(0.09)	(0.03)	(0.10)	(0.16)

Supplementary Information

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2019	2018

Revenues
Wireless service revenues	116.4	129.2
Wireline service revenues	16.6	15.2
Equipment sales	52.6	53.8
Non-subscriber international long distance and other revenues	2.1	4.5
Total revenues	187.7	202.7

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	49.8	54.8
Cost of equipment sales	53.0	58.0
Sales and marketing	19.6	27.5
General and administrative	34.0	32.2
Depreciation, amortization and accretion	26.7	27.9
Gain on disposal of assets and sale-leaseback transaction	(7.4)	(0.1)
Total operating expenses	175.6	200.4
Operating income	12.1	2.3

Other (expenses) income
Interest expense	(11.8)	(11.1)
Change in fair value of warrant liability	(0.4)	2.3
Other, net	(1.2)	1.0
Total other expenses, net	(13.3)	(7.8)
Loss before income taxes	(1.2)	(5.5)

Income tax expense	(1.7)	(1.8)
Net loss	(2.9)	(7.3)
Less: Net (income) loss attributable to noncontrolling interest	(1.1)	2.8
Net loss attributable to Trilogy International Partners Inc.	(4.0)	(4.5)

Comprehensive (loss) income
Net loss	(2.9)	(7.3)
Foreign currency translation adjustments	1.6	2.4
Other comprehensive income	1.7	2.4
Comprehensive loss	(1.2)	(4.9)
Comprehensive (income) loss attributable to noncontrolling interests	(1.9)	1.6
Comprehensive loss attributable to Trilogy International Partners Inc.	(3.1)	(3.3)

Condensed Consolidated Balance Sheets

	March 31,	December 31,
(US dollars in millions, unaudited)	2019	2018

ASSETS
Current assets:
Cash and cash equivalents	99.9	43.9
Short-term investments	2.0	2.0
Accounts receivable, net	73.8	71.9
Equipment Installment Plan ("EIP") receivables, net	22.7	22.2
Inventory	31.2	46.0
Prepaid expenses and other current assets	35.7	12.6
Total current assets	265.4	198.6

Property and equipment, net	387.3	394.8
License costs and other intangible assets, net	77.0	81.0
Goodwill	9.1	9.0
Long-term EIP receivables	23.1	21.2
Deferred income taxes	23.5	10.7
Other assets	26.1	23.6
Total assets	811.6	739.0

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	38.4	36.7
Construction accounts payable	22.4	26.8
Current portion of debt	15.0	8.3
Customer deposits and unearned revenue	20.8	17.0
Other current liabilities and accrued expenses	149.9	143.4
Total current liabilities	246.4	232.3

Long-term debt	516.7	498.5
Deferred gain	36.0	-
Deferred income taxes	12.4	11.4
Other non-current liabilities	29.8	30.4
Total liabilities	841.3	772.6

Commitments and contingencies

Total shareholders’ deficit	(29.7)	(33.6)

Total liabilities and shareholders’ deficit	811.6	739.0

Condensed Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2019	2018

Operating activities:
Net loss	(2.9)	(7.3)
Adjustments to reconcile net loss to net cash provided by operating activities
Provision for doubtful accounts	3.7	4.0
Depreciation, amortization and accretion	26.7	27.9
Equity-based compensation	0.8	1.7
Gain on disposal of assets and sale-leaseback transaction	(7.4)	(0.1)
Non-cash interest expense, net	0.7	0.8
Settlement of cash flow hedges	(0.1)	(0.4)
Change in fair value of warrant liability	0.4	(2.3)
Non-cash loss from change in fair value on cash flow hedges	0.7	0.3
Unrealized loss (gain) on foreign exchange transactions	0.2	(0.7)
Deferred income taxes	(13.3)	0.1
Changes in operating assets and liabilities:
Accounts receivable	(4.6)	(2.5)
EIP receivables	(2.0)	(3.2)
Inventory	15.3	1.7
Prepaid expenses and other current assets	(16.0)	(9.6)
Other assets	(2.6)	(4.1)
Accounts payable	1.6	(1.5)
Other current liabilities and accrued expenses	0.3	1.6
Customer deposits and unearned revenue	1.7	0.6
Net cash provided by operating activities	3.3	7.0

Investing activities:
Proceeds from sale-leaseback transaction	49.9	-
Purchase of property and equipment	(19.3)	(17.4)
Maturities and sales of short-term investments	-	16.7
Other, net	0.4	(0.3)
Net cash provided by (used in) investing activities	31.0	(1.0)

Financing activities:
Proceeds from debt	55.8	50.4
Payments of debt	(48.6)	(47.3)
Proceeds from sale-leaseback financing obligation	14.5	-
Debt modification costs	-	(1.1)
Net cash provided by financing activities	21.6	2.1

Net increase in cash and cash equivalents	55.9	8.1
Cash and cash equivalents, beginning of period	43.9	47.1
Effect of exchange rate changes	0.1	-
Cash and cash equivalents, end of period	99.9	55.2

About Forward-Looking Information

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward–looking statements may relate to anticipated proceeds from the NuevaTel tower sale, the expected cost of renewing the 30 MHZ license of NuevaTel’s 1900 MHz spectrum holdings, our future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, new credit facilities, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: that the conditions to the subsequent closings of the tower sales will be satisfied; general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to Trilogy LLC’s and TIP Inc.’s history of losses; TIP Inc.’s and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, as well as limits, restrictive covenants and restrictions resulting therefrom; TIP Inc.’s or Trilogy LLC’s ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or Trilogy LLC’s ability to refinance their indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; certain of TIP Inc.’s operations being in a market with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” in handsets and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes; foreign exchange and interest rate changes; currency controls; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; risks that TIP Inc. may not pay dividends; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC may be required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s other equity owners in certain circumstances; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of TIP Inc.’s Common Shares price; dilution of TIP Inc.’s Common Shares; market coverage; TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release.  Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts

Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Chief Financial Officer